UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **May 2, 2008**

FelCor Lodging Trust Incorporated
(Exact name of registrant as specified in its charter)

Maryland	**001-14236**	**75-2541756**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

545 E. John Carpenter Frwy., Suite 1300	
Irving, Texas	**75062**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(972) 444-4900**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.02   Departure of Directors or Certain Officers/ Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On May 2, 2008, the Compensation Committee of the Board of Directors of FelCor Lodging Trust Incorporated, or the Company, established performance criteria for vesting of restricted stock that is subject to performance-based vesting and was granted from 2005 through 2008.

As previously reported, the Company grants restricted stock to its officers, including its named executive officers, on an annual basis. One half of those shares vest at one time four years afterward, without reference to performance. The other half vest at one time four years afterward, subject to achievement of performance objectives established at the time of issuance; provided, however, that shares subject to four-year performance vesting may vest sooner in equal annual increments, based on achievement of performance criteria established annually by the Compensation Committee.

This year, the Compensation Committee determined that accelerated annual performance-vesting would be based on Adjusted FFO.[1] Vesting would occur on a sliding scale, with 100% of the shares available to vest vesting if targeted Adjusted FFO is achieved or exceeded, decrementing on a straight-line basis to 75% of those shares vesting for achievement at or below "doable," or baseline, Adjusted FFO. The Compensation Committee expects that, for future accelerated annual vesting, the methodology established this year will be similarly utilized with reference to Adjusted FFO targets established by the Board of Directors.

As before, any shares otherwise eligible to vest annually that do not vest because targeted Adjusted FFO was not achieved remain outstanding and subject to vesting four years after the underlying grant, subject to achievement of four-year performance-vesting criteria. The Compensation Committee establishes four-year performance vesting criteria when grants are authorized; those criteria do not change once the relevant grant is authorized. For grants made in 2008 and in subsequent years (until the Compensation Committee determines otherwise), the Compensation Committee established two four-year performance vesting criteria, considered in order: first, relative stockholder return and second, if any shares remain subject to vesting, cumulative Adjusted FFO. (Any shares that fail to vest because neither criterion is satisfied will be forfeited automatically and immediately by the grantee and no longer outstanding.)

- Relative stockholder return is determined by reference to stockholder returns achieved (including dividends paid) during the four calendar years immediately preceding the vesting date, relative to the Company's peer lodging REITs (currently, Ashford Hospitality Trust, Inc., DiamondRock Hospitality Company, Host Hotels & Resorts, Inc., LaSalle Hotel Properties, Strategic Hotels & Resorts, Inc. and Sunstone Hotel Investors, Inc.). Shares will vest on a sliding-scale basis, depending on whether the Company's relative stockholder return for the relevant years meets or exceeds that of the 25th percentile of the Company's peer group (in which case, 50% of the shares

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[1] FFO is a recognized industry measure of performance for real estate investment trusts.   The Compensation Committee selected FFO as its benchmark for operating performance because it in an indication of cash generated by the Company's business to pay dividends; FFO takes into account the Company's capital structure and excludes nonrecurring gains and losses on the sale of properties. "FFO" is defined as net income or loss (computed in accordance with generally accepted accounting principles), excluding gains or losses from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis.   "Adjusted FFO" is defined as FFO that has been modified to exclude certain additional recurring and non-recurring items such as gains and losses related to early extinguishment of debt and interest rate swaps, impairment losses and the cumulative effect of a change in accounting principle.

eligible to vest will vest) to at least that of the 75th percentile of the Company's peer group (in which case, 100% of the shares eligible to vest will vest). The Compensation Committee determined that relative stockholder return provides a meaningful link to market performance, while limiting the impact of the cyclical swings in the market and the lodging industry over the reference period.

- Cumulative Adjusted FFO is determined by combining actual Adjusted FFO achieved for the four calendar years immediately preceding the vesting date. To the extent shares remain outstanding and subject to four-year performance based vesting after application of the relative shareholder return criterion, those shares may nonetheless vest depending on whether the Company's cumulative Adjusted FFO for the relevant years meets or exceeds the cumulative targeted Adjusted FFO for those four years (in which case, 100% of the remaining shares eligible to vest will vest), decrementing to at least cumulative "doable" Adjusted FFO for those four years (in which case, 50% of the remaining shares eligible to vest will vest). The Compensation Committee determined that achievement of a range of Adjusted FFO correlates closely to strategic and operating objectives established by the Company's Board of Directors. At the same time, by adding a multi-year Adjusted FFO metric, which more closely mirrors management's objectives, actual corporate performance and progress toward achieving long-term strategic goals, the Compensation Committee achieved its desired vesting and performance dynamic.

The Board of Directors ratified the Compensation Committee's recommended modifications at its meeting on May 2, 2008.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(a)   Financial statements of businesses acquired.

Not applicable.

(b)   Pro forma financial information.

Not applicable.

(c)   Exhibits.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FELCOR LODGING TRUST INCORPORATED

Date: May 8, 2008

By:

Name: Jonathan H. Yellen
Title: Executive Vice President, General Counsel and Secretary